FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE First Quarter 2009

ENERSIS
ANNOUNCES CONSOLIDATED RESULTS
FOR FIRST QUARTER ENDED MARCH 31st, 2009

These Financial Statements have been prepared, for the first time, under IFRS.
It implies several changes in the accounting principles used for financial statements, which have been authorized by the Superintendency of Securities and Insurance
as part of the migration from Chilean Generally Accepted Accounting Principles to IFRS.

Figures as of March 2008 have been reconciled under IFRS for comparable purposes.

HIGHLIGHTS FOR THE PERIOD

SUMMARY

As of March 31st , Net Income of Enersis was Ch$152.049 million, which represents an increase of 50,5% respect to the same period last year.

This better outcome is in line with our corporate goals. These are,

1.- Profitable business:

• Operating Revenues were 17.2% higher than March 2008 or Ch$233,121 million amounting to Ch$1,586,827 million.

• EBITDA increased 30.3% or Ch$132,811 million amounting to Ch$571,765 million.

• Operating Income improved 36.7%, or Ch$124,882 million up to Ch$ 464,717 million, basically related to a better performance of our core business, as follows:

• Generation & Transmission       56.1%
• Distribution                               14.9%

2.- Maintain a solid financial position:

• Financial Result improved 18.4% or Ch$19,071 million, which is explained mostly because of the decreasing inflation effect over debt denominated in UFs.

• Interest Coverage increased from 3.3 times up to 4.8 times.

3.- Provide the best service quality in Latin-America:

• Energy losses of the Enersis Group shown a new decrease to 10.8% .

• Number and length of interruptions have decreased.

4.- Add value to our shareholders:

• Enersis share price increased 7% from Ch$164,73 to Ch$175,69, which implies a better return than most of major Stock Exchange Markets.

Pg. 1

PRESS RELEASE First Quarter 2009

GENERATION AND TRANSMISSION BUSINESSES

• Operating Revenues increased 15.8%, equivalent to Ch$98,145 million.

• Operating Income increased 56.1% mainly explained by the performance of the operations in Colombia, Peru and Chile.

• Consolidated physical sales increased by 3.4%, amounting 16,438 GWh.

DISTRIBUTION BUSINESS

• Operating Revenues grew 15.4%, equivalent to Ch$130,294 million.

• Higher revenues were also explained by the addition of 432 thousand new clients over the last twelve months, and this increase is broken down as follows:

• Brazil	4.7% or 225 thousand new clients
• Colombia	3.5% or 81 thousand new clients
• Chile	3.4% or 50 thousand new clients
• Peru	4.1% or 41 thousand new clients
• Argentina	1.6% or 35 thousand new clients

FINANCIALS

• Liquidity, key consideration in our financial management, continues to be in a very solid position, as follows:

• Cash and Cash Equivalents, amounts to US$2,195 million.
• Open Credit Lines for US$410 million available between Enersis and its subsidiary Endesa Chile in the Chilean capital market and also other US$800 million in the international capital market.

• Debt maturities can be seen in the following chart:

Million US$								TOTAL

	2009	2010	2011	2012	2013	2014	Balance

Chile	593	399	218	21	418	676	1,586	3,912
Argentina	117	110	105	33	25	0	0	390
Peru	109	84	121	141	89	87	144	775
Brazil	258	268	335	326	109	44	46	1,385
Colombia	125	203	234	132	63	117	432	1,307

TOTAL	1,202	1,065	1,013	653	704	924	2,208	7,769

* Includes accrued interest of financial debt only.

• Despite the difficult financial situation in the markets, the Enersis Group, have been able to refinance the maturities during the first quarter and do not foresee any difficulty in refinancing the next maturities coming due through banks and capital markets.

Pg. 2

PRESS RELEASE First Quarter 2009

• Coverage and Protection

Enersis continued applying a rigorous control over its liquidity along all its subsidiaries. In that respect, and in addition to strict internal rules to protect our cash flows, balance sheet, and liquidity, we currently have:

• Cross Currency Swaps for a total amount of US$ 856 million to match currency in which cash flows are originated and their associated debt.
• Interest Rate Swaps for US$ 216 million, in order to provide protection against variations in this variable.
• Collars, for a value of US$ 150 million, intended to provide additional protection.
• Forwards, for US$ 4 million, to protect us against foreign exchange rates variations.

The aforementioned financial tools are being permanently evaluated and adjusted to the changing macroeconomic scenario, in order to achieve the most efficient levels of protection. These instruments, however, do not replace the most important reason behind our liquidity: the very stable nature of our business, simply because electricity has no perfect substitutes.

• During the first quarter 2009, Enersis ´share price continued showing a stable and positive trend despite of major Stock Exchange Markets experienced a negative performance.

• In addition, during the first quarter 2009 both, Enersis and its subsidiary Endesa Chile, continued to be among the most traded companies at the Santiago Stock Exchange.

Top Ten Traded Santiago Stock Exchange (Amounts in Ch$ million)
Jan-09		Feb-09		Mar-09
D&S	1,786,309	SQM-B	174,929	SQM-B	201,167
ENDESA	224,642	CAP	166,125	ENERSIS	79,529
SQM-B	194,704	ENERSIS	57,646	LAN	57,253
ENERSIS	130,455	ENDESA	53,382	ENDESA	51,763
CENCOSUD	82,508	BSANTANDER	51,089	BSANTANDER	47,602
COLBUN	76,613	CENCOSUD	43,533	CAP	44,712
SAN PEDRO	70,958	FALABELLA	41,713	COPEC	36,497
CMPC	62,531	GENER	35,241	CENCOSUD	33,127
ENTEL	59,906	COPEC	34,252	COLBUN	33,063
COPEC	56,113	COLBUN	25,127	LA POLAR	30,158

Source: Santiago Stock Exchange

Pg. 3

PRESS RELEASE First Quarter 2009

RISK RATING CLASSIFICATION INFORMATION

The first months of 2009, are still under big uncertainty. At this point of time, nobody wants to anticipate until when markets will face the big volatility they are experiencing.

Considering the deterioration of systemic risk, there is a big pressure for downgrades upon rated companies.

Enersis, and its subsidiary Endesa Chile, are committed to maintain the Investment Grade category, keeping an important liquidity and having a well managed maturity schedule. A sound and safe financial management has given to both companies the financial capacity to pay down debt during the year 2008, as well as refinancing other debt maturing during 2009.

This solid position, tied to a stable cash generation capacity, has been clearly recognized by the Rating Agencies in their respective reports.

The current risk classification is:

• International Ratings:

Enersis	S&P	Moody’s	Fitch

Corporate	BBB, Stable	Baa3, Stable	BBB, Stable

Domestic Ratings (instruments issued in Chile):

Enersis	Feller Rate	Fitch

Shares	1st Class Level 1	1st Class Level 1

Bonds	AA-, Stable	AA-, Stable

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PRESS RELEASE First Quarter 2009

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PRESS RELEASE First Quarter 2009

Pg. 6

PRESS RELEASE First Quarter 2009

GENERAL INFORMATION

(Santiago, Chile, Wednesday 29th., 2009) Enersis S.A. (NYSE: ENI), announced today its consolidated financial results for the first quarter ended on March 31st., 2009. All figures are in Ch$, under International Financial Reporting Standards (IFRS). Variations of Income Statements and cash flows refer to the quarters as of March 31st, 2008 and March 31st, 2009, while variations of balance sheet accounts refer to the period between December 31st., 2008 and March 31st., 2009.

Figures as of March 31st., 2009 are additionally presented in US$ and they are merely offered as a convenience translation, using the exchange rate of US$1 = Ch$583.26 (March 31, 2009).

The consolidation includes the following investment vehicles and companies,

a) In Chile: Endesa Chile (NYSE: EOC)*, Chilectra, Synapsis, CAM, and Inmobiliaria Manso de Velasco.
b) Outside Chile: Distrilima (Peru), Endesa Brasil (Brazil)**, Edesur (Argentina) and Codensa (Colombia).

In the following pages you will find a detailed analysis of financial statements, a brief explanation for most important variations and comments on main items in the Balance Sheet, P&L, and Cash Flow Statements compared to the information as of March 2008.

* Includes Endesa Chile Chilean subsidiaries (Celta, Pangue, Pehuenche, San Isidro, Túnel El Melón), non Chilean subsidiaries (Costanera, El Chocón, Edegel and Emgesa) and jointly controlled companies or associates companies (Gas Atacama, Trasquillota and HidroAysén).

** Includes Endesa Fortaleza, CIEN, Cachoeira Dourada, Ampla and Coelce.

Pg. 7

PRESS RELEASE First Quarter 2009

MARKET INFORMATION

EQUITY MARKET

New York Stock Exchange (NYSE)

The chart below, shows the performance of Enersis’ ADR (“ENI”) price at the NYSE, compared to the Dow Jones Industrials and the Dow Jones Utilities indexes over the last 12 months:

Santiago Stock Exchange (BCS)

The chart below, shows the performance of Enersis’ Chilean stock price over the last 12 months compared to the selective Chilean selective Stock Index (IPSA):

Pg. 8

PRESS RELEASE First Quarter 2009

Madrid Stock Exchange (Latibex) - Spain

The chart below, shows Enersis’ share price (“XENI”) at the Latibex over the last 12 months compared to the Local Stock Index (IBEX):

Pg. 9

PRESS RELEASE First Quarter 2009

DEBT MARKET

The following chart shows the pricing of our Yankee Bonds over the last twelve months compared to the Ishares Iboxx Investment Grade Corporate Bond Fund Index:

(*) IShares Iboxx Corporate Investment Grade Bonds Fund is an exchange traded fund incorporated in the U.S.A. The Index measures the performance of a fixed number of investment grade corporate bonds.

Pg. 10

PRESS RELEASE First Quarter 2009

RISK RATING CLASSIFICATION

Fitch: BBB / Stable
Rationale (April 15, 2009); “Relevant classification factors are: (i) Geographical diversification in Latin America, which provides natural protection against different regulatory frameworks and weather conditions. In summary, Enersis’ subsidiaries are financially strong and they count on leadership positions within their markets; (ii) Stable Cash Flows from Distribution segment: this business benefits from a healthy and organic growth in annual terms, being Chilectra the most predictable one; (iii) Volatility of business is offset: Contractual position of the Company reduces risk related to dryer hydrological conditions, meanwhile diversified generation matrix and geographical diversity provide natural protection.”

Standard & Poor’s: BBB / Stable
Rationale (December 30, 2008); “The 'BBB' ratings on Chile-based electricity provider Enersis S.A. reflects its satisfactory business risk profile resulting from the strong creditworthiness of its Chilean investments, its solid competitive position in the countries where it operates (Argentina, Brazil, Chile, Colombia, and Peru), and the favorable economic conditions and growing demand for power in the region. These factors are partly offset by the higher risk of its non-Chilean investments and the exposure of its 60%-owned subsidiary, Empresa Nacional de Electricidad S.A. (Endesa Chile; BBB/Stable/--) to droughts. In addition, the ratings reflect Enersis' intermediate financial risk profile resulting from its moderate leverage, adequate debt service coverage, manageable interest rate and foreign exchange risks, and adequate liquidity and financial flexibility.”

Moody’s: Baa3 / Stable
Rationale (December 19, 2008); “Enersis' Baa3 senior unsecured rating reflects the benefits of the group's activities in both the generation and distribution businesses, which offsets to some degree overall business risk. The rating also considers Enersis' significant exposure to the Chilean electricity market, where it benefits from stable macroeconomic conditions (A2 Foreign Currency, A1 Local Currency rating) as well as a transparent and favorable regulatory framework for its distribution and generation activities. The rating also incorporates the geographic and operational diversification of its subsidiaries' operations in four other Latin American countries, where (as in Chile) growing demand is expected amid tighter supply and improving macroeconomic and regulatory conditions.”

Feller Rate: Bonds: AA- / Stable - Shares: 1st Class Level 1
Rationale (July 7, 2008); “Ratings assigned to solvency, bonds and shares of Enersis reflect the good business’ structure of the company, which combined participations in generation and distribution with an important presence in several countries in Latin America, maintaining a higher proportion of its cash flow generation capacity in Chile. Likewise, the rating considers its current financial profile with debt coverage indicators and leverage at a consolidated level which have been strengthened over time.”

Fitch Chile: Bonds: AA- / Stable - Shares: 1st Class Level 1
Rationale (July 2, 2008); “Fitch Ratings has affirmed Enersis’ national scale rating at ‘AA-(chl)’, which affects approximately US$84 million of local bond issuances (UF denominated). All ratings have a Stable Outlook. In addition, Fitch affirmed Enersis’ equity rating at ‘Level 1’. The ratings are tempered by the company’s dependence on dividend payments from its subsidiaries to repay its own debt, and its exposure to less creditworthy international markets, such as Argentina and Colombia, which adds some volatility to the earnings profile.”

Pg. 11

PRESS RELEASE First Quarter 2009

CONSOLIDATED INCOME STATEMENT ANALYSIS
(Figures in Ch$, Source: FECU)

NET INCOME

Enersis’ Net Income for the first quarter 2009 was Ch$152,049 million, representing an important 50.5% increase over the previous year, which was Ch$101,027 million.

UNDER IFRS

Table 2

CONS. INCOME STATEMENT	Million Ch$				Thousand US$

	3M 08	3M 09	Var 08-09	Chg %	3M09

Sales	1,302,060	1,548,929	246,869	19.0%	2,655,640
Sales of Energy	1,211,393	1,420,703	209,310	17.3%	2,435,796
Other Sales	9,923	9,385	(538)	(5.4%)	16,091
Other services supply	80,744	118,841	38,097	47.2%	203,753
Other Operating Revenues	51,646	37,899	(13,747)	(26.6%)	64,977

Operating Revenues	1,353,706	1,586,827	233,121	17.2%	2,720,618

Energy purchases	(376,316)	(432,007)	(55,691)	(14.8%)	(740,676)
Fuel procurement costs	(206,709)	(181,533)	25,176	12.2%	(311,239)
Transmission expenses	(72,530)	(77,528)	(4,998)	(6.9%)	(132,922)
Other purchases and services	(97,270)	(120,093)	(22,823)	(23.5%)	(205,900)

Purchases and Services	(752,825)	(811,161)	(58,336)	(7.7%)	(1,390,737)

Gross Income	600,881	775,666	174,785	29.1%	1,329,880

Work Performed by the entity and capitalized	5,502	7,713	2,211	40.2%	13,224
Personnel expenses	(71,246)	(88,846)	(17,600)	(24.7%)	(152,327)
Other fixed operating expenses	(96,183)	(122,768)	(26,585)	(27.6%)	(210,486)

Gross Operating Income (EBITDA)	438,954	571,765	132,811	30.3%	980,292

Depreciations & Amortizations	(99,119)	(107,048)	(7,929)	(8.0%)	(183,534)

Operating Income	339,835	464,717	124,882	36.7%	796,758

Financial Result	(103,858)	(84,787)	19,071	18.4%	(145,368)

Interest Revenues	28,321	34,976	6,655	23.5%	59,967
Interest Expenses	(96,617)	(106,730)	(10,113)	(10.5%)	(182,988)
Income for Readjustment items	(7,947)	20,411	28,358	-	34,995
Exchange Gains (Losses)	(27,615)	(33,445)	(5,830)	(21.1%)	(57,342)
Positive	22,894	12,030	(10,864)	(47.5%)	20,626
Negative	(50,509)	(45,475)	5,034	10.0%	(77,967)
Share of profit of associates	1,177	1,142	(35)	(3.0%)	1,957
Income from Other Investments	(1,522)	(479)	1,043	68.5%	(821)
Income from asset sales	485	15	(470)	(96.8%)	26

Net Income before Taxes	236,116	380,608	144,492	61.2%	652,552

Income Tax	(41,092)	(71,787)	(30,695)	(74.7%)	(123,079)

NET INCOME	195,024	308,820	113,796	58.3%	529,473

Parent Company	101,027	152,050	51,023	50.5%	260,689

Minority Holders	93,997	156,771	62,774	66.8%	268,783

Earning per Share (Ch$)	3.1	4.7	2	50.5%	0.008

Earning per Share ADR (Ch$)	154.7	232.8	78	50.5%	0.399

Pg. 12

PRESS RELEASE First Quarter 2009

OPERATING INCOME

Operating Income ending March 31, 2009 increased by Ch$124,882 million, up from Ch$339,835 million on the first quarter of 2008 to Ch$464,717 million for this period, equivalent to a 36.8% increase. Additionally, the EBITDA increased Ch$132,811 million or 30.3%, amounting to Ch$571,765 million. This is due to the good results recorded in the generation and distribution businesses.

Details of Operating Revenues and Operating Costs, by line of business, as follows:

Table 3

	Generation and Transmission			Distribution			Structure & Adjustments
	Million Ch$		Thousand US$	Million Ch$		Thousand US$	Million Ch$		Thousand US$

	3M 08	3M 09	3M 09	3M 08	3M 09	3M 09	3M 08	3M 09	3M 09

Operating Revenues	621,987	720,132	1,234,667	848,343	978,637	1,677,874	(116,624)	(111,942)	(191,925)
Operating Costs	(417,628)	(401,035)	(687,575)	(712,050)	(822,097)	(1,409,486)	115,807	101,022	173,202

Operating Income	204,359	319,097	547,092	136,293	156,540	268,388	(817)	(10,920)	(18,722)

	Consolidated
	Million Ch$		Thousand US$

	3M 08	3M 09	3M 09

Operating Revenues	1,353,706	1,586,827	2,720,617
Operating Costs	(1,013,871)	(1,122,110)	(1,923,859)

Operating Income	339,835	464,717	796,758

Generation and Transmission Businesses showed a Ch$114,738 million increase in their operating income, equal to 56.1%, totaling Ch$319,097 million. Physical generation sales increased 3.4% amounting to 16,438 GWh in March 2009 (15.893 GWh in March 2008).

Details of Operating Revenues and Operating Costs of the Generation and Transmission businesses by country, as follows:

Table 4

	Chile			Argentina			Brazil
	Million Ch$		Thousand US$	Million Ch$		Thousand US$	Million Ch$		Thousand US$

	3M 08	3M 09	3M 09	3M 08	3M 09	3M 09	3M 08	3M 09	3M 09

Operating Revenues	338,885	409,312	701,766	59,297	66,977	114,832	98,657	69,189	118,625
% of consolidated	54%	57%	57%	10%	8%	8%	16%	10%	10%

Operating Costs	(244,140)	(227,135)	(389,423)	(44,402)	(53,690)	(92,052)	(56,596)	(38,341)	(65,736)
% of consolidated	58%	57%	57%	11%	12%	12%	14%	10%	10%

Operating Income	94,745	182,177	312,343	14,895	13,287	22,781	42,061	30,848	52,889

	Peru			Colombia			Consolidated
	Million Ch$		Thousand US$	Million Ch$		Thousand US$	Million Ch$		Thousand US$

	3M 08	3M 09	3M 09	3M 08	3M 09	3M 09	3M 08	3M 09	3M 09

Operating Revenues	40,045	56,063	96,120	85,103	118,591	203,324	621,987	720,132	1,234,667
% of consolidated	6%	8%	8%	14%	16%	16%

Operating Costs	(27,927)	(28,311)	(48,539)	(44,563)	(53,558)	(91,825)	(417,628)	(401,035)	(687,575)
% of consolidated	7%	7%	7%	11%	13%	13%

Operating Income	12,118	27,752	47,581	40,540	65,033	111,499	204,359	319,097	547,092

Pg. 13

PRESS RELEASE First Quarter 2009

Distribution business recorded a 14.9% increase or Ch$20,247 million in its operating income, amounting to Ch$156,540 million. Physical sales totaled 15,826 GWh, or 1% increase respect to one year ago. Furthermore, the Group added 432,000 new customers, representing a 3.6% increase, for a total current customer base of over 12.5 million.

Details of Operating Revenues and Operating Costs of the Distribution business, by country, as follows:

Table 5

	Chile			Argentina			Brazil
	Million Ch$		Thousand US$	Million Ch$		Thousand US$	Million Ch$		Thousand US$

	3M 08	3M 09	3M 09	3M 08	3M 09	3M 09	3M 08	3M 09	3M 09

Operating Revenues	257,367	282,155	483,755	71,457	94,033	161,220	325,065	357,823	613,488
% of consolidated	30%	29%	29%	8%	9%	9%	38%	37%	37%

Operating Costs	(224,081)	(249,794)	(428,272)	(59,723)	(83,997)	(144,013)	(279,846)	(301,176)	(516,367)
% of consolidated	31%	30%	30%	8%	9%	9%	39%	37%	37%

Operating Income	33,286	32,361	55,483	11,734	10,036	17,207	45,219	56,647	97,121

	Peru			Colombia			Consolidated
	Million Ch$		Thousand US$	Million Ch$		Thousand US$	Million Ch$		Thousand US$

	3M 08	3M 09	3M 09	3M 08	3M 09	3M 09	3M 08	3M 09	3M 09

Operating Revenues	55,168	76,238	130,710	139,286	168,388	288,701	848,343	978,637	1,677,874
% of consolidated	7%	8%	8%	16%	17%	17%

Operating Costs	(42,621)	(60,067)	(102,985)	(105,779)	(127,063)	(217,850)	(712,050)	(822,097)	(1,409,486)
% of consolidated	6%	7%	7%	15%	15%	15%

Operating Income	12,547	16,171	27,725	33,507	41,325	70,852	136,293	156,540	268,388

Summary of Operating Revenues, Operating Costs and Operating income of all the Enersis’ subsidiaries, for the first quarter 2008 and 2009:

Table 6

		3M 08			3M 09

Million Ch$	Operating	Operating	Operating	Operating	Operating	Operating
	Revenues	Costs	Income	Revenues	Costs	Income

Endesa Chile (*)	531,507	(367,100)	164,406	660,811	(370,877)	289,934
Cachoeira (**)	54,933	(9,323)	45,609	18,573	(8,279)	10,294
Fortaleza (***)	42,330	(41,983)	347	29,874	(22,048)	7,826
Cien (**)	1,394	(5,289)	(3,895)	20,742	(8,025)	12,718
Chilectra	257,367	(224,081)	33,286	282,155	(249,794)	32,361
Edesur	71,457	(59,722)	11,734	94,033	(83,997)	10,036
Distrilima (Edelnor)	55,168	(42,621)	12,547	76,238	(60,067)	16,171
Ampla	189,695	(168,773)	20,922	216,316	(188,009)	28,307
Investluz (Coelce)	135,370	(111,073)	24,297	141,507	(113,166)	28,341
Codensa	139,286	(105,779)	33,507	168,388	(127,064)	41,325
CAM Ltda.	29,680	(29,416)	264	30,867	(34,424)	(3,557)
Inmobiliaria Manso de Velasco Ltda.	2,145	(1,993)	152	786	(762)	24
Synapsis Soluciones y Servicios IT Ltda.	13,627	(12,133)	1,494	16,145	(14,284)	1,860
Enersis Holding and other investment vehicles	2,709	(6,509)	(3,800)	2,885	(7,199)	(4,314)
Consolidation Adjustments	(172,962)	171,927	(1,035)	(172,492)	165,886	(6,607)

Total Consolidation	1,353,706	(1,013,871)	339,835	1,586,827	(1,122,110)	464,719

Pg. 14

PRESS RELEASE First Quarter 2009

		3M 09

Thousand US$	Operating	Operating	Operating
	Revenues	Costs	Income

Endesa Chile (*)	1,132,961	(635,870)	497,092
Cachoeira (**)	31,843	(14,194)	17,650
Fortaleza (***)	51,219	(37,802)	13,418
Cien (**)	35,563	(13,760)	21,805
Chilectra	483,754	(428,272)	55,483
Edesur	161,220	(144,013)	17,207
Distrilima (Edelnor)	130,710	(102,984)	27,726
Ampla	370,874	(322,342)	48,532
Investluz (Coelce)	242,614	(194,024)	48,590
Codensa	288,702	(217,851)	70,851
CAM Ltda.	52,921	(59,020)	(6,098)
Inmobiliaria Manso de Velasco Ltda.	1,348	(1,307)	41
Synapsis Soluciones y Servicios IT Ltda.	27,680	(24,490)	3,190
Enersis Holding and other investment vehicles	4,946	(12,342)	(7,396)
Consolidation Adjustments	(295,738)	284,411	(11,327)

Total Consolidation	2,720,618	(1,923,858)	796,761

(*) Since January 1st, 2009, includes Gas Atacama, Transqullota e HydroAysén
(**) Consolidated by Endesa Chile until September 30th, 2005. Since October 1st, 2005 is consolidated by Enersis through Endesa Brasil.
(***) Since October 1st, 2005, these subsidiaries are consolidated by Enersis through Endesa Brasil Brasil

FINANCIAL RESULT

As of March 31st., 2009, the company recorded a financial result equal to Ch$84,788 million, which represents an improvement of Ch$19,070 million or 18.4% . The former is a consequence of the inflation effect over debt denominated in the UF.

As of March 31st., 2009, the UF had decreased 2.3% its value compared with the same period last year, where the same index increased 0.8% . This effect implied Ch$28,358 million of less financial cost. Net Financial Cost increased Ch$3,458 million, due to bond´s issuance expenses, and the effect for Ch$ 5,830 million that correspond to higher negative exchange variations registered in the period.

TAXES

Show a higher amount of Ch$30,695 million. The latter is mostly explained by the increase in:

  Gas Atacama by Ch$14.072 million
  Cien by Ch$6,675 million
  Ampla by Ch$ 4,868 million
  Edegel by Ch$4,091 million
  Chilectra by Ch$3,373 million
  Enersis by Ch$2,549 million,
  and Edelnor by Ch$2,318 million

Which was partially offset by decreases in

  Coelce by Ch$7,007 million, and
  Edesur by Ch$2,011 million.

Pg. 15

PRESS RELEASE First Quarter 2009

CONSOLIDATED BALANCE SHEET ANALYSIS

ASSETS UNDER IFRS

Table 7

ASSETS	Million Ch$					Thousand US$

	1/1/2008	12/31/2008	3M 09	Var 08-09	Chg %	3M09

CURRENT ASSETS
Cash and Cash Equivalents	588,877	1,318,062	1,280,368	(37,694)	(2.9%)	2,195,193
Accounts receivable, net	1,159,728	1,313,582	1,224,146	(89,436)	(6.8%)	2,098,800
Amounts due from related companies	52,579	24,747	18,666	(6,081)	(24.6%)	32,003
Inventories	108,547	99,400	119,147	19,747	19.9%	204,278
Assets for Hedging	-	-	126	126	-	217
Prepaid expenses	10,916	8,973	8,580	(394)	(4.4%)	14,710
Income taxes recoverable	146,791	131,788	130,781	(1,007)	(0.8%)	224,224
Other current assets	15,847	30,200	31,609	1,408	4.7%	54,193

Total currrent assets	2,083,285	2,926,752	2,813,423	(113,329)	(3.9%)	4,823,617

FIXED ASSETS
Financial Assets available for sale	22,501	22,495	22,586	91	0.4%	38,724
Other Financial Assets	156,668	150,946	142,989	(7,957)	(5.3%)	245,155
Long-term receivables	101,373	144,508	129,668	(14,841)	(10.3%)	222,316
Amounts due from related companies	505	641	569	(72)	(11.2%)	976
Investments in associates	11,885	37,334	36,075	(1,259)	(3.4%)	61,851
Intangibles	1,467,885	1,459,390	1,404,661	(54,728)	(3.8%)	2,408,294
Land, plant and equipment, net	7,577,872	8,577,260	7,838,587	(738,673)	(8.6%)	13,439,267
Investment Property	28,867	26,790	26,508	(282)	(1.1%)	45,447
Deferred income taxes	541,265	512,852	459,680	(53,172)	(10.4%)	788,122
Assets for Hedging	1,036	2,487	1,458	(1,029)	(41.4%)	2,499
Prepaid expenses	1,386	1,203	305	(898)	(74.7%)	522
Others assets	70,374	71,789	73,554	1,765	2.5%	126,108

Total other assets	9,981,615	11,007,695	10,136,639	(871,056)	(7.9%)	17,379,280

TOTAL ASSETS	12,064,900	13,934,447	12,950,062	(984,385)	(7.1%)	22,202,897

The company’s Total Assets as of March 2009 decreased by Ch$984,385 million compared to the same period last year, which is mainly due to:

• A Ch$113,329 million decrease in Current Assets, equal to 3.9%, as a result of:

• Decrease in trade and other receivables of Ch$89,436 million given a decrease in debtors of Codensa by Ch$ 29.661 million, Edegel by Ch$25.526 million, Edesur Ch$13.438 by million, Gas Atacama my Ch$12.636 million and Pehuenche by Ch$5.835 million.

• A Ch$37,693 million decrease in cash and cash equivalents primarily due to the following lower balance in: Endesa Chile by Ch$50,804 million, Enersis by Ch$44,894 million, Codensa by Ch$30,803 million, Coelce by Ch$16,545 million and Endesa Cachoeira Ch$15,188 million, partially offset by increase in Emgesa by Ch$42,885 million, Edegel by Ch$25,335 million, Chilectra by Ch$16,902 million and Endesa Brasil by Ch$15,613 million.

• Higher inventories by Ch$19,747 million primarily due to increase in Edesur by Ch$19,635 million.

Pg. 16

PRESS RELEASE First Quarter 2009

• A Decrease of Ch$871,056 million in Non Current Assets, equal to 7.9%, primarily triggered by:

• Diminish in properties, plants and equipments by Ch$738,673 million due to the effect coming from conversion to Chilean Peso of subsidiaries which functional currency is different to Ch$, and which effect produces decrease in assets by approximately Ch$805,000 million, in addition to the effect of depreciation of the period by Ch$103,705 million partially offset by additions of the period almost Ch$190,000 million.

• Lower intangible assets by Ch$54,728 million, due to a decrease in surplus value purchase and other intangibles resulting by Ch$42,000 million and Ch$12,700 million, respectively.

• A decrease in deferred tax assets by Ch$53,172 million mainly, as a consequence of the effect of conversion to Chilean Peso in foreign subsidiaries by Ch$51,500 million.

Pg. 17

PRESS RELEASE First Quarter 2009

LIABILITIES AND SHAREHOLDERS EQUITY UNDER IFRS

Table 8

LIABILITIES AND SHAREHOLDER´S EQUITY	Million Ch$					Thousand US$

	1/1/2008	12/31/2008	3M 09	Var 08-09	Chg %	3M09

CURRENT LIABILITIES
Loans that acrue interests	721,900	1,246,422	995,260	(251,163)	(20.2%)	1,706,374
Other financial liabilities	10	833	828	(4)	(0.5%)	1,420
Sundry Creditors and other Accounts payable	794,078	983,824	927,823	(56,001)	(5.7%)	1,590,754
Accounts payable to related companies	69,458	115,993	185,935	69,942	60.3%	318,786
Provisions	78,638	107,398	87,476	(19,922)	(18.5%)	149,979
Income taxes payable	102,642	178,700	182,235	3,535	2.0%	312,442
Other current liabilities	19,406	30,315	76,423	46,109	152.1%	131,028
Defererd liabilities	14,223	12,180	10,902	(1,278)	(10.5%)	18,691
Employee Benefits	14,595	5,353	4,466	(887)	(16.6%)	7,656
Liabilities from Hedge	10,854	4,269	4,839	571	13.4%	8,297
Accumulated Liabilities (or acrued), total	1,206	-	-	-	-	-

Total current liabilities	1,827,010	2,685,287	2,476,188	(209,099)	(7.8%)	4,245,427

NON-CURRENT LIABILITIES
Loans that acrue interests	3,366,743	3,821,828	3,502,623	(319,205)	(8.4%)	6,005,252
Sundry Creditors and other Accounts payable	45,119	51,221	62,285	11,064	21.6%	106,787
Accounts payable to related companies	8,162	8,978	8,120	(858)	(9.6%)	13,922
Provisions	200,023	212,383	204,132	(8,251)	0.0%	349,985
Deferred income taxes	589,750	635,291	566,351	(68,940)	(0)	971,010
Other long-term liabilities	30,898	33,984	31,774	(2,211)	(6.5%)	54,476
Defererd liabilities	144,366	178,973	168,627	(10,346)	(5.8%)	289,111
Employee Benefits	133,845	173,319	164,084	(9,235)	(5.3%)	281,322
Liabilities from Hedge	213,419	104,053	174,888	70,835	68.1%	299,846

Total long-term liabilities	4,732,326	5,220,029	4,882,884	(337,145)	(6.5%)	8,371,711

SHAREHOLDERS´ EQUITY
Paid-in capital	2,594,015	2,824,883	2,824,883	-	0.0%	4,843,265
Shares owned by the parent's company	-	-	-	-	-	-
Other reserves	(564,985)	(1,244,278)	(1,475,440)	(231,163)	18.6%	(2,529,644)
Retained earnings	502,274	1,003,120	1,509,964	506,844	50.5%	2,588,835
Net income for the period	369,827	507,590	152,050	(355,540)	(70.0%)	260,689
Total shareholder's equity atributable to the Parent's comp.	2,901,131	3,091,315	3,011,456	(79,859)	(2.6%)	5,163,145
Minority Interest	2,604,433	2,937,816	2,579,534	(358,282)	(12.2%)	4,422,614

Total shareholder´s equity	5,505,564	6,029,131	5,590,990	438,141	(7.3%)	9,585,760

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	12,064,900	13,934,447	12,950,062	(984,385)	(7.1%)	22,202,897

Pg. 18

PRESS RELEASE First Quarter 2009

The company’s Total Liabilities decreased by Ch$984,385 million from the same period last year, which was largely due to the following:

• Decrease in Current Liabilities of Ch$209,099 million, equal to 7.8%, due to:

• Loans that accrue interests drop by $251,163 million primarily due to decrease in Endesa Chile by Ch$169,191 million, Bonds payment by Ch$94,250 million and diminish of exchange rate and U.F., Enersis by Ch$ 24,791 million, loan payment by Ch$15,626 million and exchange rate and U.F. effect, Codensa by Ch$24,907 million, loan payment Ch$14,003 million and conversion effect, Emgesa by Ch$21,122 million for conversion effect and Edegel by Ch$20,296 million coming from loans by Ch$14,011 and conversion effect. Partially Offset by increase in Ampla by Ch$33,919 million.

• Decrease in trade payables by Ch$56,001 million primarily in Codensa by Ch$23,135 million, San Isidro by Ch$15,610 million, Edesur by Ch$10,764 million, Celta by Ch$9,885 million and Endesa Costanera by Ch$9,850 million, partially offset by increase in accounts receivable in Edelnor by Ch$5,883 million and Synapsis by Ch$4,841 million.

• Increase in Other Current Liabilities by Ch$46,108 million due to the increase in Codensa by Ch$51,527 million.

• Non Current Liabilities decreased by Ch$337,145 million, equal to a 6.5%, in large part due to the following:

• Loans that accrue interests drop by Ch$319,205 million principally in Codensa by Ch$109,424 million, Bonds payment of Ch$32,947 million and conversion effect, in Endesa Chile by Ch$50,733 million, diminish in exchange rate and U.F. Enersis by Ch$32,537 million, exchange rate effect and U.F., Endesa Brasil by Ch$85,371 million, due to transfer to short term by Ch$34,317 million and conversion effect, Endesa Costanera by Ch$22,038 million due to transfer to short term of Ch$8,045 million, loan payment of Ch$3,577 million and conversion effect, and Chocón in Ch$6,860 million coming from conversion effect. The above mentioned was partially Offset by increase in Edelnor by Ch$4,940 million due to new loan by Ch$14,896 million and conversion effect.

• Diminish in deferred tax liabilities by Ch$68,940 million primarily due to the conversion effect on foreign subsidiaries by Ch$24,257 million, in addition to lower deferred taxes in Codensa by Ch$9,506 million, Endesa Chile by Ch$ 6,830 million, Pangue by Ch$6,029 million, San Isidro by Ch$3,272 million and Celta by Ch$2,786 million.

• Increase in coverage liabilities by Ch$70,835 million produced by rise of derivatives Mark to Market in Enersis by Ch$74,331 million.

Net Shareholders’ equity decreased by Ch$438,141 million compared to December 2008. Parent Company diminishes by Ch$79,859 million and it’s mainly explained by conversion differences on investments and surplus value purchased by Ch$202,368 million, diminish coming from minimum dividend recognition by Ch$45,615 million, decrease on coverage derivatives reserves by Ch$44,283 million, partially offset by income of the period by Ch$152,050 million and increase in revenues reserve coverage by Ch$61,100 million. The minorities participation decrease by Ch$358,282, as a consequence of the conversion effect, minimum dividend and coverage derivatives reserves, partially compensated by the minority result by Ch$156.771 million.

Pg. 19

PRESS RELEASE First Quarter 2009

DEBT MATURITY WITH THIRD PARTIES, MILLION CH$

Table 9

								TOTAL

Million Ch$	2009	2010	2011	2012	2013	2014	Balance

Chile	345,776	232,664	127,211	12,423	243,962	394,099	925,336	2,281,471

Enersis	89,450	20,461	2,074	2,193	2,319	269,027	222,367	607,892
Chilectra	11,353	-	-	-	-	-	-	11,353
Other (*)	5,585	2,469	38	-	-	-	154	8,246
Endesa Chile (**)	239,388	209,734	125,099	10,230	241,642	125,071	702,815	1,653,980

Argentina	68,042	64,297	61,207	19,345	14,429	-	-	227,321

Edesur	9,818	18,366	14,180	5,308	-	-	-	47,672
Costanera	42,378	29,186	22,725	14,037	14,429	-	-	122,755
Chocon	15,846	16,745	24,303	-	-	-	-	56,894
Hidroinvest	-	-	-	-	-	-	-	-
CTM	-	-	-	-	-	-	-	-
Tesa	-	-	-	-	-	-	-	-

Peru	63,705	49,196	70,414	82,318	51,887	50,712	83,836	452,069

Edelnor	12,178	18,452	27,038	23,703	26,571	21,621	36,924	166,486
Edegel	51,527	30,744	43,375	58,615	25,317	29,091	46,913	285,582

Brazil	150,527	156,472	195,201	189,933	63,398	25,726	26,838	808,095

Endesa Brasil	-	-	-	-	-	-	-	-
Coelce	77,116	33,067	33,477	32,435	25,594	17,623	6,217	225,529
Ampla	65,104	64,350	102,238	98,919	30,484	253	626	361,974
Cachoeira	-	-	-	-	-	-	-	-
Cien	2,777	53,123	53,123	51,754	-	-	-	160,776
Fortaleza	5,531	5,932	6,363	6,825	7,320	7,851	19,995	59,817

Colombia	72,844	118,596	136,637	77,138	36,664	68,191	252,109	762,180

Codensa	-	76,011	45,546	7,679	36,664	56,932	107,374	330,206
Emgesa	72,844	42,585	91,091	69,459	-	11,259	144,735	431,974

TOTAL	700,895	621,226	590,669	381,158	410,340	538,728	1,288,119	4,531,135

(*) Includes: CAM
(**) Includes: Endesa Chile Latinoamérica, Pangue, Pehuenche, San Isidro, Celta and Túnel El Melón.

DEBT MATURITY WITH THIRD PARTIES, THOUSAND US$

Table 9.1

								TOTAL

Thousand US$	2009	2010	2011	2012	2013	2014	Balance

Chile	592,833	398,903	218,103	21,300	418,273	675,683	1,586,490	3,911,586

Enersis	153,362	35,081	3,556	3,760	3,976	461,248	381,249	1,042,232
Chilectra	19,465	-	-	-	-	-	-	19,465
Other (*)	9,575	4,233	66	-	-	-	265	14,138
Endesa Chile (**)	410,432	359,589	214,482	17,539	414,296	214,435	1,204,977	2,835,751

Argentina	116,659	110,237	104,940	33,168	24,738	-	-	389,742

Edesur	16,833	31,488	24,311	9,101	-	-	-	81,733
Costanera	72,658	50,040	38,961	24,066	24,738	-	-	210,464
Chocon	27,168	28,710	41,667	-	-	-	-	97,545
Hidroinvest	-	-	-	-	-	-	-	-
CTM	-	-	-	-	-	-	-	-
Tesa	-	-	-	-	-	-	-	-

Peru	109,223	84,346	120,724	141,135	88,961	86,946	143,738	775,072

Edelnor	20,879	31,636	46,357	40,639	45,555	37,069	63,306	285,441
Edegel	88,343	52,711	74,367	100,496	43,405	49,877	80,432	489,631

Brazil	258,079	268,271	334,672	325,640	108,696	44,108	46,013	1,385,479

Endesa Brasil	-	-	-	-	-	-	-	-
Coelce	132,215	56,693	57,396	55,610	43,882	30,214	10,660	386,669
Ampla	111,621	110,329	175,288	169,597	52,265	433	1,073	620,604
Cachoeira	-	-	-	-	-	-	-	-
Cien	4,760	91,079	91,079	88,732	-	-	-	275,650
Fortaleza	9,483	10,171	10,909	11,701	12,550	13,461	34,281	102,556

Colombia	124,891	203,334	234,264	132,254	62,861	116,913	432,241	1,306,758

Codensa	-	130,321	78,088	13,166	62,861	97,610	184,093	566,139
Emgesa	124,891	73,012	156,176	119,088	-	19,303	248,148	740,619

TOTAL	1,201,686	1,065,092	1,012,703	653,495	703,529	923,650	2,208,482	7,768,637

(*) Includes: CAM
(**) Includes: Endesa Chile Latinoamérica, Pangue, Pehuenche, San Isidro, Celta and Túnel El Melón.

Pg. 20

PRESS RELEASE First Quarter 2009

EVOLUTION OF KEY FINANCIAL RATIOS

Table 10

Indicator	Unit	3M 09	12M08	Var 12M08 - 3M09	Chg %

Liquidity	Times	1.14	1.09	0.05	4.6%
Acid ratio test *	Times	1.08	1.05	0.03	2.9%
Working capital	million Ch$	337,235	241,465	95,770	39.7%
Working capital	th. US$	578,192	413,995	164,197	39.7%
Leverage **	Times	1.32	1.31	0.01	0.8%
Short-term debt	%	0.34	0.34	(0.00)	(0.9%)
Long-term debt	%	0.66	0.66	0.00	0.5%

* Current assets net of inventories and pre-paid expenses
** Using the ratio = Total debt / (equity + minority interest)

Indicator	Unit	3M08	3M 09	Var 08-09	Chg %

Financial Costs Coverage***	Times	3.32	4.77	1.45	43.8%
O.I./O.R.	%	25.10	29.29	4.18	16.7%
ROE	%	13.92%	20.20%	0.06	45.1%
ROA	%	7.32%	9.54%	0.02	30.3%

***EBITDA/Financial Costs

Liquidity index as of March 2009 was 1.14 times, a 0.05 -fold increase compared to the same period in 2008. The index reflect that the company maintained a sound liquidity position, and continues to hold bank debt and finance its investments with cash surplus, while having an appropriate schedule of debt maturity.

Leverage ratio is 1.32 times as of March 2009, having increased 0.4% over its 2008 level.

Financial Costs Coverage increased 1.45 times or 43.7% from 3.32 times in March 2008 to 4.77 times in the current period. This is due to the significantly better EBITDA obtained by the Enersis Group during this period and by the decrease in interest expenses, primarily due to the UF.

Operating Income over Operating Revenues profitability increased 4.2%, reaching 29.3% .

The dominant annual ROE is 20.2% with a 45.1% increase over March 2008, when it totaled 13.9% . This is due to the improved results recorded for this period, partly offset by the decrease in shareholders’ equity under IFRS.

Annual ROA jumped from 7.3% in March 2008 to 9.5% in March 2009, which is also a reflection of the better results recorded for this period, partly offset by a decrease in assets, primarily dollar-denominated assets.

Pg. 21

PRESS RELEASE First Quarter 2009

CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS

UNDER IFRS

Table 11

CASH FLOW	Million Ch$				Thousand US$

	3M 08	3M 09	Var 08-09	Chg %	3M09

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	195,024	308,820	113,796	58.3%	334,369

Adjustments to reconcile with the gain (loss) of the operations, total	121,078	123,016	1,938	1.6%	210,911

Net cash from operating activities before non monetary adjustment	316,102	431,836	115,734	36.6%	740,383

Non monetary adjustments:				-	-
Depreciation	95,490	103,705	8,215	8.6%	177,802
Amortization of intangibles	3,629	3,313	(316)	(8.7%)	5,680
(Reversal of) Impairment losses	-	30	30	-	51
Foreign Exchange losses	27,615	33,445	5,830	21.1%	57,342
Change in the value of Investment Property	-	-	-	-	-
Non realized Gain (loss) on the fair value of hedging instruments	-	1,018	1,018	-	1,746
Gain (loss) for decrease in the non current assets account not available for sale	(10)	(318)	(308)	-	(545)

Gain (loss) on the sale of other assets and financial liabilities	7	-	(7)	(100.0%)	-
Participation in Gain (loss) of Investments	44	-	(44)	(100.0%)	-
Provisions	15,751	22,403	6,652	42.2%	38,410
Reversal of not used provision	2,388	3,115	727	30.5%	5,341
Provisions used	535	7,477	6,942	-	12,819
Increase (decrease) on assets for deferred taxes	(2,211)	(4,910)	(2,699)	(122.0%)	(8,419)
Increase (decrease) on liabilities for deferred taxes	(22,233)	(9,736)	12,497	56.2%	(16,693)
Other non monetary adjustments	1,541	(15,421)	(16,962)	-	(26,439)
Total Non monetary adjustments:	121,040	131,356	10,316	8.5%	225,210
Increase (decrease) in inventory	(12,751)	2,098	14,849	116.5%	3,597
Increase (decrease) in sundry debtors and other accounts receivable	404	40,410	40,006	-	69,283

Increase (decrease) in prepaid expenses	(397)	3,561	3,958	-	6,105
Decrease (increase) in other assets	-	-	-	-	-
Increase (decrease) in sundry creditors and other accounts payable	121,980	(31,890)	(153,870)	(126.1%)	(54,676)

Increase (decrease) on deferred income	8,504	1,900	(6,604)	(77.7%)	3,257
Increase (decrease) on acruances	(841)	(1,193)	(352)	(41.9%)	(2,046)
Decreased (increase) in income tax payable	(82,632)	(49,611)	33,021	40.0%	(85,058)
Decreased (increase) in employee benefits	1,546	(22)	(1,568)	(101.4%)	(38)
Decreased (increase) in other disbursements	(39,827)	(28,342)	11,485	28.8%	(48,593)
Changes in working capital	(71,607)	(187,378)	(115,771)	(161.7%)	(321,260)
Interest received	9	84	75	-	143
Interest paid	8	(19)	(27)	-	(33)
Income taxes received	-	17	17	-	29
Income taxes paid	(4,471)	2,757	7,228	161.7%	4,727
Other gains (losses) from other operating activities	(390)	(392)	(2)	(0.5%)	(673)
Cash generated by the operating activities	4,081	(3,030)	(7,111)	(174.2%)	(5,194)

NET CASH FLOW FROM OPERATING ACTIVITIES	369,616	372,784	3,168	0.9%	639,139

Pg. 22

PRESS RELEASE First Quarter 2009

UNDER IFRS

Cont. Table 11

NET CASH FLOW FROM OPERATING ACTIVITIES	369,616	372,784	3,168	0.9%	639,139

CASH FLOWS PROVIDED BY INVESTING ACTIVITIES					-

Proceeds from the sale of plant and equipment	(203)	4,601	4,804	-	7,888
Proceeds from the sale of intangible assets	-	756	756	-	1,296
Proceeds from the sale of investment in associates	7,381	-	(7,381)	(100.0%)	-
Other cash flows from investment activities	-	44,047	44,047	-	75,518
Dividends received	-	1	1	-	2
Interest received	200	1,603	1,403	-	2,748
Acquisition of property, plant and equipment	166,665	182,057	15,392	9.2%	312,136
Payments for the acquisition of property, plant and equipment	(28)	-	28	100.0%	-
Acquisition of pintangible assets	653	1,195	542	83.1%	2,050
Payments for the acquisition of associates	-	24,975	24,975	-	42,820
Payments for the acquisition of	12,675	-	(12,675)	(100.0%)	-
Provided loans to non related companies	-	1,704	1,704	-	2,922
Other cash flows from investing activities	21,284	21,058	(226)	(1.1%)	36,103

NET CASH FLOW FROM INVESTING ACTIVITIES	(193,870)	(179,982)	13,890	7.2%	(308,579)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES					-

Proceeds from loans	200,185	200,203	18	0.0%	343,248
Proceeds from the issue of other financial liabilities	-	21,743	21,743	-	37,279
Proceeds from other financial sources	5	15,701	15,696	-	26,919
Repayment/ drawing of borrowings	255,287	184,870	(70,417)	(27.6%)	316,959
Repayment of finance lease liabilities	1,405	430	(975)	(69.4%)	738
Interest paid classified as financial	36,534	33,249	(3,285)	(9.0%)	57,005
Dividends paid	41,207	4,302	(36,905)	(89.6%)	7,375
Other cash flows from financing activities	953	(107,729)	(108,682)	-	(184,701)

NET CASH FLOW FROM FINANCING ACTIVITIES	(133,290)	(92,932)	40,357	30.3%	(159,332)

Net increase (decrease) in cash and cash equivalents	42,456	99,871	57,415	135.2%	171,228

Effects of exchange rate fluctuations on cash held	(75,828)	(141,852)	(66,024)	(87.1%)	(243,205)

Effects of consolidation adjustments on cash held	-	4,288	4,288	-	7,351

Cash and cash equivalents at begining of period	588,877	1,318,062	729,185	123.8%	2,259,819

Cash and cash equivalents at end of period	555,505	1,280,368	724,863	130.5%	2,195,193

During the period the company generated a positive net cash flow totaling Ch$99,870 million, which can be broken down as follows:

Table 12

Effective Cash Flow	Million Ch$				Thousand US$

	3M 08	3M 09	Var 08-09	Chg %	3M09

Operating	369,616	372,784	3,168	0.9%	639,139
Financing	(133,290)	(92,932)	40,358	30.3%	(159,332)
Investment	(193,870)	(179,982)	13,888	7.2%	(308,581)

Net cash flow of the period	42,456	99,871	57,415	135.2%	171,227

As of March 31, 2009, operating activities generated a positive net cash flow of Ch$372,784 million, which represents a 0.9% increase over last year. This flow is primarily made up of the net income of the period equivalent to Ch$308,820 million.

Financing activities generated a negative net flow of Ch$92,932 million due to loan payments in the amount of Ch$184,870 million, interest payments of Ch$33,249 million and other disbursements in the amount of Ch$107,729 million. The latter is partly offset by loans secured for Ch$200,203 million, bond issuances for Ch$21,743 million, and Ch$15.701 million in other sources of financing.

Investment activities generated a negative net flow of Ch$179,982 million, which, when compared to the same period last year, represents a greater cash contribution equal to 7.2% or Ch$13,888 million. These disbursements correspond primarily to the incorporation of Ch$182,057 million in fixed assets, Ch$24,975 million in investments in associates and Ch$21,058 million in other disbursements, partly offset by Ch$44,047 million in other proceeds from investing activities.

Pg. 23

PRESS RELEASE First Quarter 2009

CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS, CHILECTRA AND ENDESA CHILE

Table 13

	Interest Received			Dividends Received				Management Fee
	Millions Ch$		Thousand US$	Millions Ch$		Thousand US$	Millions Ch$		Thousand US$

	3M 08	3M 09	3M 09	3M 08	3M 09	3M 09	3M 08	3M 09	3M 09

Argentina	378	305	523	-	-	-	-	-	-
Peru	-	-	-	-	-	-	-	-	-
Brazil	-	6,920	11,864	31,506	-	-	-	-	-
Colombia	-	-	-	12,556	-	-	-	-	-

Total	378	7,225	12,387	44,062	-	-	-	-	-

	Prepayment intercompany			Capital Reductions			Total Cash Received
	Millions Ch$		Thousand US$	Millions Ch$		Thousand US$	Millions Ch$		Thousand US$

	3M 08	3M 09	3M 09	3M 08	3M 09	3M 09	3M 08	3M 09	3M 09

Argentina	-	-	-	-	-	-	378	305	523
Peru	-	-	-	-	-	-	-	-	-
Brazil	-	-	-	-	-	-	31,506	6,920	11,864
Colombia	-	-	-	-	-	-	12,556	-	-

Total	-	-	-	-	-	-	44,441	7,225	12,387

Source: Internal Financial Report

CAPEX AND DEPRECIATION

Table 14

	Payments for Additions of Fixed assets			Depreciation

	Million Ch$		Thousand US$	Million Ch$		Thousand US$
Million Ch$	3M 08	3M 09	3M 09	3M 08	3M 09	3M 09

Endesa Chile	68,710	98,846	169,471	43,977	46,762	80,173
Cachoeira (*)	-	-	-	1,512	1,626	2,788
Endesa Fortaleza (**)	-	-	-	1,870	1,796	3,079
Cien (**)	-	-	-	2,423	4,703	8,064
Chilectra S.A.	10,184	14,741	25,274	4,404	4,827	8,275
Edesur S.A.	10,025	10,130	17,368	4,362	4,596	7,880
Edelnor S.A.	7,072	8,622	14,782	4,253	5,009	8,589
Ampla	24,873	15,801	27,090	9,728	11,597	19,883
Coelce	27,074	24,819	42,552	9,719	8,665	14,856
Codensa S.A.	15,791	7,227	12,391	12,697	12,600	21,602
Cam Ltda.	636	835	1,431	427	518	888
Inmobiliaria Manso de Velasco Ltda.	732	395	678	60	59	101
Synapsis Soluciones y Servicios Ltda.	1,433	369	633	599	673	1,154
Holding Enersis y sociedades de Inversión	134	272	467	330	274	470

Total	166,665	182,057	312,136	96,361	103,705	177,802

Pg. 24

PRESS RELEASE First Quarter 2009

THE PRINCIPAL RISKS ASSOCIATED TO THE ACTIVITIES OF THE ENERSIS GROUP

The Group’s activities are subject to a broad set of governmental norms and any changes introduced to them may affect its activities, its economic situation and the result of its operations.

The Group’s operational affiliates are subject to comprehensive regulations regarding tariffs and other aspects of its activities in Chile and in each of the countries in which they operate. Introducing new laws or norms or amendments to laws or regulations currently in effect could possibly impact the activities, economic situation and results of the operations.

These new laws or norms sometimes modify aspects of regulations that might affect existing rights; which, in its case, may have a negative impact on the Group’s future accounts.

The Group’s activities are subject to comprehensive environmental regulations; consequently, any modification introduced to them may impact the Group’s activities, economic situation and the result of its operations.

Enersis and its operative affiliates are subject to environmental regulations; which, among other things, require submitting environmental impact statements for future projects, obtaining licenses, permits and other authorizations as well as full compliance with the requirements established in each of such licenses, permits and norms. Just like the case of any regulated company, Enersis cannot guarantee that:

- Public authorities will approve such environmental impact studies;
- Public opposition might not derive into delays or modifications of any project proposed;
- The laws or norms will not be modified or interpreted in a manner such that compliance expenses might increase or that operations, plants or plans for the companies in which the Group has participated may not be affected.

The Group’s activities may be affected by hydrological conditions.

The Enersis Group operations include hydroelectric power generation and, therefore, it depends of the hydrological conditions that exist at each moment in which the broad geographic areas where the Group’s hydroelectric power facilities are located. If hydrological conditions generate droughts or other conditions that have a negative impact on hydroelectric power generating activities, the results might be adversely affected. In turn, the electric business is also affected by atmospheric conditions such as average temperatures that condition consumption. Depending on such climactic conditions, differences might be produced at the margin of the business.

The financial situation and the result of the operations may be adversely affected if the group’s hedging against its exposure to interest rates, commodity prices and foreign exchange rates is not properly managed.

Pg. 25

PRESS RELEASE First Quarter 2009

Interest Rate Risk

Interest rate variations modify the reasonable value of those assets and liabilities that accrue fixed rates of interest, such as the future flows of assets and liabilities pegged to a variable rate of interest.

The objective of managing interest rate risk is to reach a point of equilibrium in the debt structure that would permit minimizing the cost of the debt with a reduced level of volatility in the income and loss statement.

Complying with the current interest rate hedging policy, the percentage of fixed and/or protected debt above the total net debt, is 87% as of March 2009.

Depending on the Group’s estimates and the objectives of the debt structure, hedging operations are performed by means of derivatives that would mitigate these risks. The instruments that are currently used in order to comply with the policy correspond to collars that assure the Libor Rate with a given band/range, or, simply, rate swaps that fix from variable to fixed rates.

The debt structure of the Enersis Group’s financial debt according to fixed, protected and variable rates of interest, after the derivatives, is the following:

Net position:

	31/12/2008	31/03/2009
Fixed interest rate	66%	65%
Protected interest rate	2%	2%
Variable interest rate	32%	33%
Total	100%	100%

Foreign Exchange Currency Risks

Foreign exchange currency risks correspond, primarily, to the following transactions:

- Foreign currency denominated debt contracted by Group companies.
- International market payments payable on project-related material procurement.
- Group company income directly linked to the evolution of the value of the USD.
- Flows from foreign affiliates to Chilean parent companies, exposed to foreign exchange currency variations.

In order to mitigate foreign exchange currency risks, the Enersis Group’s foreign exchange risk hedging policy is based on cash flows and considers maintaining equilibrium between USD indexed flows and the levels of assets and liabilities in such currency. The objective is to minimize cash flow exposure to foreign exchange variations.

The instruments that are currently used in order to comply with this policy correspond to currency swaps and foreign exchange rate forwards. Similarly, the policy also seeks to refinance debt in the operating currency of each company.

Pg. 26

PRESS RELEASE First Quarter 2009

Commodities Risks

The Enersis Group is exposed to the risk of variations of certain commodity prices; primarily through:

- Fuel purchases in the electric power generation process.
- Buy/Sell energy operations carried out in local markets.

The company does not trade commodity derivative instruments in order to handle fuel price fluctuations.

In order to reduce the risk in situations of extreme drought, the company has designed a commercial policy defining sale commitment levels consistent with the firm energy capacity of its generating power plants during a dry year, including risk mitigation clauses in some contracts executed with non regulated clients.

Liquidity Risk

The Group maintains a liquidity policy that is consistent with its committed long-term credit facilities and temporary financial investments, in amounts sufficient to support the needs projected for a period that is in function of the situation and expectations of the debt and capital markets.

The above-mentioned projections, include net foreign debt expirations; namely, after financial derivatives. For greater detail with respect to the characteristics, terms & conditions of financial derivatives please see Note 17.

As of March 31, 2009 the Enersis Group’s liquidity amounted to Ch$1,280,368 million in cash and cash equivalent, and of Ch$116,652 million in unconditionally available lines of credit. As of December 31, 2008 the Group’s liquidity stood at Ch$1,318,062 million in cash and cash equivalent, and of Ch$127,290 million in unconditionally available lines of credit.

Credit Risk

Given the current economic situation, the Group has been following very closely and in great detail its exposure to credit risks.

Receivables:

With respect to the risk associated to receivables generated from commercial activities, the risk is historically quite limited, since the short collection term given to clients prevents them from individually accumulating very significant amounts. The foregoing is applicable to both our electricity generation and distribution business.

In our line of electricity generation business, in some countries, when confronted with payment defaults it is possible to cut the supply of electricity and almost all contracts establish payment defaults as reason for contract termination. To that effect, we are continuously monitoring the credit risk and measuring the maximum amounts exposed to payment risks which, as stated above, are quite limited.

In the case of our electricity distribution companies, the cutting of electricity supply is in all cases a power vested in our companies when confronted by contractual breaches on the part of our clients, which is applied pursuant to each country’s regulations currently in effect, all of which facilitates our credit risk evaluation & control; which, to be sure, is also quite limited.

Pg. 27

PRESS RELEASE First Quarter 2009

Financial Assets:

Cash surplus investments are deposited in domestic and top-rated domestic & foreign financial institutions (with a risk classification of Investment Grade or equivalent) with limits established for each institution (no more than 30% per institution).

In our selection of banks for our investments, we only consider those that have received at least 2 Investment Grade classifications, as classified by the top 3 international risk classification agencies, Moodys, Standard & Poor’s and Fitch.

Our lending is hedged against Treasury Bonds of the countries in which we operate and debt notes issued by top-rated banks, prioritizing the former whenever possible.

Derivates are taken only with highly solvent entities, in a manner such that almost 90% of all such operations are conducted with entities whose credit rating is equal to or higher than “A”.

Measuring the Risk

The Enersis Group prepares a measurement of the Risk Value of its debt and financial derivative positions, with the objective of ensuring that the risk assumed by the company remains always consistent with the risk exposure defined by Management, thus limiting the volatility of the income and loss statement.

The position portfolio included for the purposes of the calculations of the present Value at Risk, is comprised of:

- Debt
- Financial derivatives

The Value at Risk thus calculated represents the possible loss of value of the above-described position portfolio within 1 day and a reliability of 95%. To that effect, we have studied the volatility of the risk variables that affect the value of the position portfolio, including:

• Libor Rate of interest of the US dollar (USD)

• For the case of debt, considering the different currencies in which our companies operate, the habitual local indices of banking practice

• The foreign exchange rate of the different currencies implied in the calculation.

The calculation of the Value at Risk is based in generating possible future scenarios (at 1 day) of the market values (both spot and term) of the risk variables by applying Montecarlo methodologies. The number of scenarios thus generated ensures compliance with the convergence criteria of the simulation. In order to simulate future price scenarios we applied the volatility & correlation matrixes between the different risk variables calculated on the basis of the historical value of the price logarithmic returns.

Once the price scenarios are generated, we calculate the reasonable value of the portfolio for each scenario, obtaining a distribution of possible values at 1 day. The Value at Risk at 1 day with a reliability of 95% is calculated as the percentile of the 5% of the possible reasonable value increments of the portfolio in 1 day.

Pg. 28

PRESS RELEASE First Quarter 2009

The valuation of the different debt positions and financial derivatives included in the calculation were performed in a manner consistent with the economic capital calculation method reported to Management.

Considering the previously depicted hypotheses, the Value at Risk of the above-analyzed positions, itemized according to type of position, is shown in the following table:

	31/03/2009	31/12/2008
	Million Ch$	Million Ch$
Financial positions:
Interest rates	29,069,588	24,800,929
Exchange rates	9,406,669	1,771,495
Total	33,728,021	23,915,182

Value at Risk positions have evolved during the 1st quarter of 2009, as a function of the expiration/initiation of operations throughout the period.

Other Risks

As is the normal practice in bank credits and capital market operations, a portion of Enersis’ and its Endesa Chile affiliate financial debt is subject to cross-default provisions. If certain defaults of relevant subsidiaries were not solved, they could result in cross defaults at the level of Enersis and Endesa Chile, in this case, eventually, come of these companies’ liabilities might be accelerated/called.

A payment default –after any applicable grace period- of debt of these companies of or any of its more relevant affiliates whose individual unpaid capital exceeds the equivalent of USD 50 million and whose default amount also exceeds that same amount, could trigger the acceleration of syndicated credits. Additionally, these loans include provisions according to which certain events -other than payment defaults- in these companies or in any of its most relevant affiliates, such as bankruptcy, insolvency, adverse final judicial sentences for amounts over USD 50 million, or asset expropriations could call for the acceleration of these credits.

On the other hand, a payment default -after any applicable grace period- of any debt of these companies with a principal amount in excess of USD 30 million, could trigger the accelerated payment of the Yankee Bonds.

These credit agreements contain no provisions by means of which changes in the corporate classification or these companies’ debt by risk classification agencies they would be forced to make debt prepayments. However, a variation in the risk classification of the foreign currency debt, according to the Standard & Poor’s (S&P) risk classification agency, may produce a change in the margin applicable in order to determine the rate of interest in the syndicated credits that were executed in 2004 and 2006.

Pg. 29

PRESS RELEASE First Quarter 2009

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

With respect to the more important assets, the following should be mentioned:

Real Estate Properties, as well as Plant and Equipment are valued at their purchasing cost, net of their corresponding accumulated depreciation and losses on account of any deterioration experienced. Real Estate Properties, as well as Plant and Equipment, net as the case might be of their respective residual values, are depreciated by lineally distributing the cost of the different comprising elements among their estimated useful life years, which constitutes the period in which the companies expect to use them. The estimated useful life of these assets is reviewed periodically.

The goodwill (lesser value of investments or commercial funds) generated in the consolidation represents the excess of the acquisition cost over the Group’s stake in the reasonable value of assets & liabilities, including any identifiable contingent liabilities of an affiliate company on the date of acquisition. The acquired goodwill is not amortized; instead, at the closing of each fiscal year it is estimated whether or not a deterioration has occurred in it that might drop its recoverable value to an amount below its net cost of record; in which case, it is restated because of deterioration, as appropriate (please see Note 3.d).

Throughout the fiscal year –and fundamentally upon its closing date- we assess whether or not there is any indication that any asset could have suffered a loss because of deterioration. Should there be such an indication, we would then estimate the recoverable amount of such asset in order to determine, as the case might be, the amount of its deterioration. In the case of identifiable assets that do not generate independent cash flows, we estimate the recoverability of the Cash Generating Unit to which the asset belongs, understanding by such the smaller identifiable group of assets that generate independent cash revenue. As a result of such evaluation, we determined that there is no such deterioration associated to acquired businesses, except for the case of out our co-controlled company, Gas Atacama Holding Ltda., whose deterioration test determined in the year 2007 that the recoverable value of its assets was lower that its book value; thus making a provision to that effect on that date.

Foreign-currency-denominated assets are submitted at the rate of exchange in effect at year’s closing.

Accounts and documents receivable from related companies are classified according to their short and long term expiration. Operations are performed according to conditions of fairness similar to those that prevail in the market.

In sum assets are submitted valued pursuant to the International Financial Information Norms, whose criteria are described in Note N°3 of the Financial Statements.

Pg. 30

PRESS RELEASE First Quarter 2009

ARGENTINA

GENERATION

ENDESA COSTANERA

Operating Income decrease mainly due to higher cost of fuels partially compensated by higher energy sale prices.

Table 15

Costanera	Million Ch$				Thousand US$

	3M 08	3M 09	Var 08-09	Chg %	3M 09

Operating Revenues	48,981	52,567	3,586	7.3%	90,127
Operating Expenses	(38,849)	(46,764)	(7,915)	(20.4%)	(80,176)

Operating Income	10,132	5,804	(4,328)	(42.7%)	9,950

Figures may differ from those accounted under Argentine GAAP.

Additional Information

Table 16

Endesa Costanera	3M 08	3M 09	Var 08-09	Chg %

GWh Produced	2,575	2,543	(32)	(1.2%)
GWh Sold	2,575	2,547	(29)	(1.1%)
Market Share	9.7%	9.7%	-	(0.3%)

Pg. 31

PRESS RELEASE First Quarter 2009

CHOCÓN

Chocón recorded an increase in its Operating Income, as a result of better hydrological conditions in its reservoir which allowed it to increase its energy sales in 11%.

Table 17

Chocón	Million Ch$				Thousand US$

	3M 08	3M 09	Var 08-09	Chg %	3M 09

Operating Revenues	10,221	14,442	4,220	41.3%	24,760
Operating Expenses	(5,544)	(6,954)	(1,410)	(25.4%)	(11,923)

Operating Income	4,677	7,488	2,811	60.1%	12,838

Figures may differ from those accounted under Argentine GAAP.

Additional Information

Table 18

El Chocón	3M 08	3M 09	Var 08-09	Chg %

GWh Produced	466	563	97	20.9%
GWh Sold	600	668	68	11.3%
Market Share	2.3%	2.5%	-	12.2%

Pg. 32

PRESS RELEASE First Quarter 2009

DISTRIBUTION

EDESUR

Our subsidiary Edesur decreases its Operating Income primarily due to the higher operating and maintenance costs and also higher personnel expenses.

Table 19

Edesur	Million Ch$				Thousand US$

	3M08	3M09	Var 08-09	Chg %	3M09

Operating Revenues	71,457	94,033	22,576	31.6%	161,220
Operating Expenses	(59,722)	(83,997)	(24,275)	(40.6%)	(144,013)

Operating Income	11,734	10,036	(1,698)	(14.5%)	17,207

Figures may differ from those accounted under Argentine GAAP.

Additional Information

Table 20

Edesur	3M 08	3M 09	Var 08-09	Chg %

Customers (Th)	2,237	2,272	35	1.5%
GWh Sold	4,083	4,106	24	0.6%
Clients/Employee	870	867	(3)	(0.4%)
Energy Losses %	10.8	10.5	(0.3)	(2.8%)

Pg. 33

PRESS RELEASE First Quarter 2009

BRAZIL

GENERATION

CACHOEIRA

Operating Income from our subsidiary Cachoeira decreased as a consequence of lower physical sales and average prices.

Table 21

Cachoeira	Million Ch$				Thousand US$

	3M 08	3M 09	Var 08-09	Chg %	3M 09

Operating Revenues	54,933	18,573	(36,360)	(66.2%)	31,843
Operating Expenses	(9,323)	(8,279)	1,045	11.2%	(14,194)

Operating Income	45,609	10,294	(35,315)	(77.4%)	17,650

Figures may differ from those accounted under Brazilian GAAP.

Additional Information

Table 22

Cachoeira	3M 08	3M 09	Var 08-09	Chg %

GWh Produced	705	581	(124)	(17.6%)
GWh Sold	1,063	709	(354)	(33.3%)
Market Share	0.9%	0.7%	-	(22.4%)

ENDESA FORTALEZA (CGTF)

Operating Income increase primarily due to higher energy sales and lower cost of energy purchase.

Table 23

Endesa Fortaleza	Million Ch$				Thousand US$

	3M 08	3M 09	Var 08-09	Chg %	3M 09

Operating Revenues	42,330	29,874	(12,456)	(29.4%)	51,219
Operating Expenses	(41,983)	(22,048)	19,935	47.5%	(37,802)

Operating Income	347	7,826	7,479	-	13,418

Figures may differ from those accounted under Brazilian GAAP.

Additional Information

Table 24

Endesa Fortaleza	3M 08	3M 09	Var 08-09	Chg %

GWh Produced	81	25	(55)	(68.5%)
GWh Sold	669	777	108	16.2%
Market Share	0.7%	0.8%	-	-

Pg. 34

PRESS RELEASE First Quarter 2009

TRANSMISSION

CIEN

Operating Income improves as a consequence of a contract signed to export energy from Brazil to Uruguay through Argentina.

Table 25

Cien	Million Ch$				Thousand US$

	3M 08	3M 09	Var 08-09	Chg %	3M 09

Operating Revenues	1,394	20,742	19,348	-	35,563
Operating Expenses	(5,289)	(8,024)	(2,735)	(51.7%)	(13,758)

Operating Income	(3,895)	12,718	16,613	-	21,805

Figures may differ from those accounted under Brazilian GAAP.

Additional Information

Pg. 35

PRESS RELEASE First Quarter 2009

DISTRIBUTION

AMPLA

Operating Income increases primarily due to better purchase/sale margin, higher energy sales, and a reduction in energy losses.

On March 2009, Resolution 782 was published. As a consequence, Ampla’s tariffs increase 1% in average.

Table 26

Ampla		Million Ch$			Thousand US$

	3M08	3M09	Var 08-09	Chg %	3M09

Operating Revenues	189,695	216,316	26,621	14.0%	370,874
Operating Expenses	(168,773)	(188,009)	(19,236)	(11.4%)	(322,342)

Operating Income	20,922	28,307	7,385	35.3%	48,532

Figures may differ from those accounted under Brazilian GAAP.

Additional Information

Table 27

Ampla	3M 08	3M 09	Var 08-09	Chg %

Customers (Th)	2,405	2,477	71	3.0%
GWh Sold	2,394	2,440	46	1.9%
Clients/Employee	1,756	1,904	148	8.4%
Energy Losses %	20.9	20.5	(0.4)	(1.9%)

Pg. 36

PRESS RELEASE First Quarter 2009

COELCE

Operating Income increases primarily due to higher physical sales, drop in energy losses and higher average sales prices.

Table 28

Coelce		Million Ch$			Thousand US$

	3M08	3M09	Var 08-09	Chg %	3M09

Operating Revenues	135,370	141,507	6,137	4.5%	242,614
Operating Expenses	(111,073)	(113,166)	(2,093)	(1.9%)	(194,024)

Operating Income	24,297	28,341	4,044	16.6%	48,590

Figures may differ from those accounted under Brazilian GAAP.

Additional Information

Table 29

Coelce	3M 08	3M 09	Var 08-09	Chg %

Customers (Th)	2,725	2,878	153	5.6%
GWh Sold	1,803	1,877	74	4.1%
Clients/Employee	2,159	2,280	121	5.6%
Energy Losses %	12.2	11.6	(0.6)	(4.9%)

Pg. 37

PRESS RELEASE First Quarter 2009

CHILE

GENERATION

ENDESA CHILE

Consolidated Income Statement of Endesa Chile

Table 30

Endesa Chile	Million Ch$				Thousand US$

	3M 08	3M 09	Var 08-09	Chg %	3M 09

Operating Revenues	531,507	660,811	129,304	24.3%	1,132,961
Operating Costs	(286,652)	(277,990)	8,663	3.0%	(476,614)
Other Costs	(34,855)	(45,091)	(10,236)	(29.4%)	(77,308)

Gross Operating Income (EBITDA)	210,000	337,730	127,731	60.8%	660,987

Depreciations and Amortizations	(45,594)	(47,797)	(2,203)	(4.8%)	(81,948)

Operating Income	164,406	289,934	125,527	76.4%	579,039

Financial Result	(62,503)	(56,487)	6,016	9.6%	(96,847)
Interest Income	3,459	10,900	7,441	215.1%	18,689
Interest Expenses	(38,975)	(49,803)	(10,829)	(27.8%)	(85,388)
Income for Readjustment Items	(1,681)	9,352	11,034	656.2%	16,035
Exchange gains (losses)	(25,306)	(26,936)	(1,630)	(6.4%)	(46,182)
Positive	328	6,345	6,017	1836.1%	10,878
Negative	(25,633)	(33,281)	(7,647)	(29.8%)	(57,060)
Share of profit of associates	19,225	16,811	(2,413)	(12.6%)	28,823
Income from Other Investments	(1,519)	(479)	1,040	68.5%	(821)
Income from asset sales	34	(22)	(55)	(163.3%)	(37)

Net Income before Taxes	119,643	249,758	130,114	108.8%	428,210

Income Tax	(25,285)	(43,476)	(18,191)	(71.9%)	(74,539)

Net Income before gains (losses) from discounted operations, net from taxes	94,359	206,282	111,924	118.6%	353,671

Gain (losses) from Discontinued Operations, net from taxes	-	-	-	-	-

NET INCOME	94,359	206,282	111,924	118.6%	353,671

Parent Company	68,413	165,785	97,372	142.3%	284,238

Minority Holders	25,946	40,498	14,552	56.1%	69,433

*Includes generation subsidiaries in Chile, Argentina, Colombia and Peru.

Chilean Operations

Operating Income increases mainly explained by better hydrological conditions that boosted sales in the spot market. This effect was reinforced by lower fuel prices and lower thermo generation.

Table 31

Chilean Operations	Million Ch$				Thousand US$

	3M 08	3M 09	Var 08-09	Chg %	3M 09

Operating Revenues	338,885	409,312	70,427	20.8%	701,766
Operating Expenses	(244,140)	(227,135)	17,005	7.0%	(389,423)

Operating Income	94,745	182,177	87,432	92.3%	312,343

Additional Information

Table 32

Chilean Companies	3M 08	3M 09	Var 08-09	Chg %

GWh Produced	5,143	5,436	293	5.7%
GWh Sold	5,162	5,528	366	7.1%
Market Share	39.1%	41.5%	-	6.1%

Pg. 38

PRESS RELEASE First Quarter 2009

DISTRIBUTION

CHILECTRA

Operating Income decreases mainly due lower physical sales.

On April 4th 2009, the Decree No 385 which fixed distribution tariffs was published. This decree is effective since November 4th 2008 until November 3th 2012. The negative effect over Chilectra’s future Income is estimated in about Ch$17,144 million annually.

Table 33

Chilectra	Million Ch$				Thousand US$

	3M08	3M09	Var 08-09	Chg %	3M09

Operating Revenues	257,367	282,155	24,788	9.6%	483,754
Operating Costs	(201,831)	(224,187)	(22,356)	(11.1%)	(384,369)
Other Costs	(17,442)	(20,175)	(2,733)	(15.7%)	(34,590)

Gross Operating Income (EBITDA)	38,094	37,792	(302)	(0.8%)	64,795

Depreciation and Amortization	(4,808)	(5,431)	(623)	(13.0%)	(9,312)

Operating Income	33,286	32,361	(925)	(2.8%)	55,483

Financial Result	(4,008)	(3,271)	738	18.4%	(5,608)
Interest Income	2,990	2,453	(537)	(18.0%)	4,206
Interest Expense	(4,936)	(4,752)	184	3.7%	(8,148)
Income for Readjustment items	(2,279)	(586)	1,694	74.3%	(1,004)
Exchange gains (losses)	217	(386)	(603)	(277.3%)	(661)
Positive	1,334	204	(1,131)	(84.7%)	349
Negative	(1,117)	(589)	528	47.2%	(1,010)
Share of profit of associates	12,837	14,077	1,241	9.7%	24,136
Income from Other Investments	-	-	-	-	-
Income from assets sales	-	1	1	-	1

Net Income before Taxes	42,114	43,168	1,054	2.5%	74,012

Income Tax	995	(2,378)	(3,373)	(339.0%)	(4,077)

Net Income before gains (losses) from discounted	43,109	40,790	(2,319)	(5.4%)	69,935

Gain (losses) from Discontinued Operations, net from taxes	-	-	-	-	-

NET INCOME	43,109	40,790	(2,319)	(5.4%)	69,935

Parent Company	41,795	40,791	(1,004)	(2.4%)	69,936

Minority Holders	1,314	(1)	(1,315)	(100.1%)	(1)

Pg. 39

PRESS RELEASE First Quarter 2009

Additional Information

Table 34

Chilectra	3M 08	3M 09	Var 08-09	Chg %

Customers (Th)	1,492	1,542	50	3.4%
GWh Sold	3,171	3,078	(93)	(2.9%)
Clients/Employee	2,047	2,142	95	4.6%
Energy Losses %	6.0%	6.0%	0.0	0.8%

Pg. 40

PRESS RELEASE First Quarter 2009

COLOMBIA

GENERATION

EMGESA

Operating Income increases primarily due to greater average sales prices and higher physical sales as a consequence of better hydrological conditions. This was partially offset by higher energy and power purchases.

Table 35

Emgesa	Million Ch$				Thousand US$

	3M 08	3M 09	Var 08-09	Chg %	3M 09

Operating Revenues	85,103	118,315	33,212	39.0%	203,325
Operating Expenses	(44,563)	(53,559)	(8,996)	(20.2%)	(91,826)

Operating Income	40,540	65,032	24,492	60.4%	111,498

* Please notice that these figures could differ from those accounted under Colombian GAAP.

Additional Information

Table 36

Emgesa	3M 08	3M 09	Var 08-09	Chg %

GWh Produced	2,882	3,143	261	9.1%
GWh Sold	3,760	3,955	195	5.2%
Market Share	21.2%	20.5%	-	(3.6%)

Pg. 41

PRESS RELEASE First Quarter 2009

DISTRIBUTION

CODENSA

Operating Income increases primarily due to higher energy sales, a better purchase/sales margin, and higher physical sales.

According the CREG resolution 168, Codensa is charging a gradual increase in customer tariffs of 2%, starting February, until July 2009.

Table 37

Codensa	Million Ch$				Thousand US$

	3M08	3M09	Var 08-09	Chg %	3M09

Operating Revenues	139,286	168,388	29,102	20.9%	288,702
Operating Expenses	(105,779)	(127,064)	(21,285)	(20.1%)	(217,851)

Operating Income	33,507	41,325	7,817	23.3%	70,851

* Please notice that these figures could differ from those accounted under Colombian GAAP.

Additional Information

Table 38

Codensa	3M 08	3M 09	Var 08-09	Chg %

Customers (Th)	2,230	2,311	81	3.6%
GWh Sold	2,884	2,897	13	0.4%
Clients/Employee	2,370	2,430	60	2.5%
Energy Losses %	8.3	8.1	(0.2)	(2.4%)

Pg. 42

PRESS RELEASE First Quarter 2009

PERU

GENERATION EDEGEL

Operating Income increases primarily due greater physical sales, and also higher average sales prices.

Table 39

Edegel	Million Ch$				Thousand US$

	3M 08	3M 09	Var 08-09	Chg %	3M 09

Operating Revenues	40,045	56,063	16,018	40.0%	96,119
Operating Expenses	(27,892)	(28,311)	(419)	(1.5%)	(48,539)

Operating Income	12,152	27,752	15,599	128.4%	47,581

* Please notice that these figures could differ from those accounted under Peruvian GAAP.

Additional Information

Table 40

Edegel	3M 08	3M 09	Var 08-09	Chg %

GWh Produced	2,074	2,299	225	10.9%
GWh Sold	2,063	2,254	190	9.2%
Market Share	31.7%	33.9%	-	7.0%

Pg. 43

PRESS RELEASE First Quarter 2009

DISTRIBUTION

EDELNOR

Our subsidiary Edelnor recorded an increase in Operating Income primarily due to greater demand for energy and better purchase/sale margins.

Table 41

Edelnor	Million Ch$				Thousand US$

	3M08	3M09	Var 08-09	Chg %	3M09

Operating Revenues	55,168	76,238	21,070	38.2%	130,710
Operating Expenses	(42,621)	(60,067)	(17,446)	(40.9%)	(102,984)

Operating Income	12,547	16,171	3,624	28.9%	27,726

* Please notice that these figures could differ from those accounted under Peruvian GAAP.

Additional Information

Table 42

Edelnor	3M 08	3M 09	Var 08-09	Chg %

Customers (Th)	995	1,036	42	4.1%
GWh Sold	1,396	1,427	31	2.2%
Clients/Employee	1,780	1,824	44	2.5%
Energy Losses %	8.1	8.2	0.1	1.2%

Pg. 44

PRESS RELEASE First Quarter 2009

OWNERSHIP OF THE COMPANY AS OF MARCH 31, 2009

CONFERENCE CALL INVITATION

Enersis is pleased to invite you to participate in a Conference Call with the management to review the results for the period, on Thursday, April 30th, 2009, 12:00 noon Eastern Time (12:00 noon Chilean Time). There will be a question and answer session following management's comments. Representing ENERSIS will be Mr. Alfredo Ergas, Chief Financial Officer, Mr. Ricardo Alvial, Investment & Risks Director and Ms. Susana Rey, Head of Investor Relations.

To participate, please dial +1 (617) 213 4853 or +1 (888) 680 0865 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 95185438

To access the phone replay, please dial +1 (617) 801 6888 or +1 (888) 286 8010 (toll free USA) Passcode ID: 69589457.

For this Conference Call you can access before to the pre-registration site at https://www.theconferencingservice.com/prereg/key.process?key=P76CEYBB7 and make your registration quicker. If not, please connect approximately 15 minutes prior to the scheduled start time. You can also access to the live conference call and its replay through our website at http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=83615&eventID=2185002.

Pg. 45

PRESS RELEASE First Quarter 2009

CONTACT INFORMATION

For further information, please contact us:

Susana Rey
Head of Investor Relations
srm@e.enersis.cl
56 (2) 353 4554

Carmen Poblete	Denisse Labarca	Bárbara López	Cristián Del Sante
Shares Department	Investor Relations	Investor Relations	Investor Relations
Representative	Representative	Representative	Representative
cpt@e.enersis.cl	dla@e.enersis.cl	bllf@e.enersis.cl	cdb@e.enersis.cl
56 (2) 353 4447	56 (2) 353 4492	56 (2) 353 4552	56 (2) 353 4555

María Luz Muñoz
Investor Relations
Assistant
mlmr@e.enersis.cl
56 (2) 353 4682

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

Pg. 46

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: April 30, 2009